

Mail Stop 3561

June 13, 2017

Roy R. Centrella
Chief Financial Officer
Southwest Gas Corporation
5421 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 98193

> **Re:** **Southwest Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-7850**

Dear Mr. Centrella:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Signatures, page 26

1. Please tell us how you complied with General Instruction D2(a) to Form 10-K which requires signatures by at least the majority of the board of directors or persons performing similar functions.

Exhibit 13.01

Natural Gas Operations, pages 15

2. We note your disclosure of operating margin here and in Management's Discussion and Analysis of Financial Condition and Results of Operations. In future filings please disclose that operating margin is a non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors. Please refer to

Item 10(e) of Regulation S-K. Please note that this comment applies to earnings releases filed under Item 2.02 on Form 8-K.

Consolidated Statements of Income, page 40

3. We note you have not included the redemption value adjustments related to redeemable non-controlling interest in your calculation of net income available to Southwest Gas Corporation. Please tell us your consideration of the guidance in ASC 225-10-S99-5 related to your calculation of net income available to Southwest Gas Corporation and earnings per share.

Note 11 – Stock Based Compensation, pages 78

4. Please show us how to reconcile stock-based compensation expense for each year presented and the amount of cash received from the exercise of stock options in 2016 to the amounts disclosed in the consolidated statements of equity and cash flows, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products